Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Inc. Provides Preliminary Results of Red Lake Drill
    Program

    Toronto Stock Exchange
    Trading symbol - CRJ
    AMEX - CGR

    SASKATOON, SK, July 17 /CNW Telbec/ - Claude Resources Inc. (TSX: CRJ /
AMEX: CGR) is pleased to provide an update on the exploration program on the
100%-owned Madsen property in the Red Lake gold mining camp of northwestern
Ontario, Canada.
    A surface drill core program was carried out on the Treasure Box zone,
2.4 kilometres north of the Madsen mine complex, from December 2006 to
May 2007. It consisted of a total of 13,285 metres in 49 vertical holes. The
Treasure Box zone is characterized by quartz-tourmaline-calcite-sulphide stringers and veins carrying nuggety visible gold. The veins appear to have been emplaced as late-stage brittle fracture fillings in mafic metavolcanic rocks and are considered to represent the uppermost portion of an Archean gold system.
    Grid drilling was completed with holes at intervals of 15 metres along four lines spaced 30 metres apart. The vertical holes varied from 213 to
414 metres. The main quartz-tourmaline network of veins forms a system averaging 20 metres in thickness with a general northwest trend and dip of 45 to 60 degrees to the northeast. The mineralization is continuous along
165 metres of strike length and is considered open on both sides and at depth.
The drill program also revealed a possible layered nature to this brittle system, with one definite zone of quartz-tourmaline veining approximately
100 metres beneath the main horizon and another possible zone to the northeast, 60 metres stratigraphically above.
    Additional assay results from the program together with the appropriate follow-up check assays are expected to be completed by August, however highlights of preliminary results can be given at this time in the table attached. Significant composite intersections from the assays to date include:

    <<
    - 16.66 g/t over 1.80 metres (0.54 oz/t over 5.9 ft) and 8.60 g/t over
      1.63 metres (0.28 oz/t over 5.3 ft) in Hole TB07-02
    - 12.08 g/t over 6.05 metres (0.39 oz/t over 19.8 ft) in Hole TB07-29
    - 10.44 g/t over 1.45 metres (0.34 oz/t over 4.8 ft) in Hole TB07-07
    - 9.06 g/t over 3.55 metres (0.29 oz/t over 11.6 ft) in Hole TB07-18

    The drill rig has now been moved to the south end of Russet Lake, approximately one kilometre west of the Madsen mine shaft (see Claude's
June 19, 2007 news release "Claude Resources Provides an Update of the
Exploration Potential of its Madsen Property, Red Lake"). Drilling is being initiated to test the main ultramafic body for the upward extension of high grade Zone 8 mineralization, discovered and mined in the 1970's on the 2200 to
2700 levels of the mine (1,100 to 1,200 metres depth). This zone is a lense of quartz carbonate alteration along a mafic/ultramafic horizon and possesses the same geological characteristics as other high grade deposits in the Red Lake area, notably at Goldcorp's Campbell and Red Lake Mines.
    The mafic/ultramafic horizon that hosts the high grade mineralization at
Madsen has received minimal follow-up work, indicating a substantial target area that remains to be explored. Structural extensions to surface have been outlined as the priority targets for the next phase of exploration.
    Rigorous quality assurance and quality control procedures have been implemented on all Company core drill programs including blank, reference and duplicate samples. All core samples are analyzed by fire assay with an atomic absorption and gravimetric finish at the TSL Laboratory in Saskatoon,
Saskatchewan and the SGS Mineral Services Laboratory at Red Lake, Ontario,
both of which are ISO approved facilities.

    All exploration programs are carried out under the direction of qualified person, as defined by NI 43-101, Judy Stoeterau, P.Geo., Vice President of
Exploration for Claude. She has reviewed the contents of this news release for accuracy.

    CAUTION REGARDING FORWARD-LOOKING INFORMATION

    This news release contains certain forward-looking statements relating but not limited to the Company's expectations, intentions, plans and beliefs.
Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intent",
"estimate", "may" and "will" or similar words suggesting future outcomes or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of mined ore varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.
    Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Claude Resources undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

    -------------------------------------------------------------------------
                                                     Cut                Cut
      Hole                            Assay Visible Assay       Assay  Assay
     number     From     To   Metres  (g/t)  Gold   (g/t)  Feet (oz/t) (oz/t)
    -------------------------------------------------------------------------
    TB07-02    152.84  153.14  0.30    4.35    X            1.0  0.14
               153.14  153.44  0.30    0.82    X            1.0  0.03
               164.45  164.85  0.40   13.13                 1.3  0.42
               164.85  165.15  0.30   10.25    X            1.0  0.33
               165.15  165.45  0.30   14.89                 1.0  0.48
               165.45  165.83  0.38    1.01                 1.2  0.03
               165.83  166.08  0.25    3.34    X            0.8  0.11
    Composite  164.45  166.08  1.63    8.60          8.60   5.3  0.28   0.28
               192.65  193.00  0.35   29.14    X            1.1  0.94
               193.00  193.30  0.30   53.17    X            1.0  1.71
               193.30  194.05  0.75    0.25                 2.5  0.01
               194.05  194.45  0.40    9.13    X            1.3  0.29
    Composite  192.65  194.45  1.80   16.66         13.47   5.9  0.54   0.43
               203.00  203.30  0.30    0.23    X            1.0  0.01
               203.30  203.60  0.30    3.05                 1.0  0.10
               223.52  224.00  0.48    3.40                 1.6  0.11
    TB07-03    150.00  150.35  0.35    1.97    X            1.1  0.06
    TB07-04    111.85  112.35  0.50   11.39                 1.6  0.37

               118.60  118.90  0.30   48.99    X            1.0  1.57
               122.75  123.00  0.25    8.19    X            0.8  0.26
    TB07-05    180.50  180.85  0.35    9.95    X            1.1  0.32
               180.85  181.25  0.40    7.18    X            1.3  0.23
               182.93  183.57  0.64    6.84                 2.1  0.22
    TB07-06     83.70   84.00  0.30    2.26    X            1.0  0.07
                89.40   89.85  0.45    8.89    X            1.5  0.29
                97.65   98.00  0.35    8.57                 1.1  0.28
               104.70  105.00  0.30    3.15                 1.0  0.10
               165.45  165.75  0.30    0.09    X            1.0  0.00
               188.45  189.07  0.62   17.17                 2.0  0.55
    TB07-07    122.65  123.00  0.35   32.68    X            1.1  1.05
               123.00  123.75  0.75    0.64                 2.5  0.02
               123.75  124.10  0.35    9.22                 1.1  0.30
    Composite  122.65  124.10  1.45   10.44         10.44   4.8  0.34   0.34
               154.90  155.50  0.60    3.57                 2.0  0.11
               158.50  159.50  1.00    3.02                 3.3  0.10
    TB07-08     93.65   94.00  0.35    0.25    X            1.1  0.01
               137.00  137.20  0.20   18.07                 0.7  0.58
               146.70  147.00  0.30    6.69                 1.0  0.22
               149.75  150.00  0.25   10.80                 0.8  0.35
               174.30  174.80  0.50   10.70                 1.6  0.34
    TB07-09    183.55  184.00  0.45    3.29    X            1.5  0.11
               185.00  186.00  1.00    3.88                 3.3  0.12
               213.40  213.75  0.35   0.015    X            1.1  0.00
    TB07-10    122.10  122.55  0.45    4.97                 1.5  0.16
               171.75  173.00  1.25    3.02                 4.1  0.10
               184.50  185.20  0.70    7.10                 2.3  0.23
    TB07-11     71.70   72.20  0.50   29.73    X            1.6  0.96
               103.30  103.85  0.55   16.32                 1.8  0.52
               108.00  108.40  0.40    5.25    X            1.3  0.17
               163.00  163.35  0.35    3.77                 1.1  0.12
    TB07-13     91.45   92.00  0.55    3.16                 1.8  0.10
               129.50  130.10  0.60   12.04    X            2.0  0.39
    TB07-14    168.05  168.35  0.30    4.32                 1.0  0.14
               259.75  260.30  0.55    8.81                 1.8  0.28
    TB07-15    153.00  153.30  0.30   13.92                 1.0  0.45
               228.70  229.45  0.75    4.70                 2.5  0.15
               243.10  243.80  0.70   33.40                 2.3  1.07
    TB07-18     21.65   22.05  0.40    3.33                 1.3  0.11
                22.05   23.15  1.10    0.42                 3.6  0.01
                23.15   23.40  0.25   87.38                 0.8  2.81
                23.40   24.10  0.70    0.13                 2.3  0.00
                24.10   24.75  0.65    5.45    X            2.1  0.18
                24.75   25.20  0.45   10.84                 1.5  0.35
    Composite   21.65   25.20  3.55    9.06          5.30  11.6  0.29   0.17
                69.35   70.00  0.65    5.52                 2.1  0.18
                75.70   76.25  0.55   43.24    X            1.8  1.39
                79.05   79.35  0.30   17.15                 1.0  0.55
                84.15   84.60  0.45   11.18                 1.5  0.36
    TB07-19     23.70   24.10  0.40    3.53                 1.3  0.11
                47.60   48.20  0.60    6.82                 2.0  0.22
                85.80   86.45  0.65   13.72                 2.1  0.44
                90.60   91.15  0.55    3.05                 1.8  0.10
    TB07-20     52.21   52.78  0.57    3.40                 1.9  0.11
                98.70   99.00  0.30    3.26    X            1.0  0.10
               117.80  118.36  0.56    5.76                 1.8  0.19
    TB07-21     51.60   51.90  0.30    5.11    X            1.0  0.16
                59.84   60.16  0.32    3.29                 1.0  0.11
                71.20   71.60  0.40   19.99    X            1.3  0.64
                76.52   77.52  1.00    3.05                 3.3  0.10
                78.09   78.40  0.31    0.10    X            1.0  0.00
    TB07-22     27.00   27.30  0.30  155.90    X            1.0  5.01
                51.83   52.13  0.30    0.12    X            1.0  0.00

    TB07-24     80.75   81.10  0.35    2.30    X            1.1  0.07
    TB07-26     65.55   65.85  0.30    0.29    X            1.0  0.01
                65.85   66.15  0.30    1.56    X            1.0  0.05
                81.55   82.10  0.55    3.64                 1.8  0.12
    TB07-27     94.30   94.60  0.30    0.24    X            1.0  0.01
    TB07-28     90.55   91.00  0.45    0.32    X            1.5  0.01
    TB07-29    143.25  143.55  0.30    3.64                 1.0  0.12
               143.55  144.25  0.70    2.61                 2.3  0.08
               144.25  144.55  0.30   28.29    X            1.0  0.91
               144.55  144.85  0.30    0.31    X            1.0  0.01
               144.85  145.10  0.25   29.08    X            0.8  0.93
               145.10  145.40  0.30   36.59    X            1.0  1.18
               145.40  145.70  0.30   23.32    X            1.0  0.75
               145.70  146.00  0.30    4.25    X            1.0  0.14
               146.00  146.35  0.35   28.46    X            1.1  0.91
               146.35  147.30  0.95    2.78                 3.1  0.09
               147.30  147.60  0.30   52.67    X            1.0  1.69
               147.60  147.90  0.30   11.01                 1.0  0.35
               147.90  149.00  1.10    0.45                 3.6  0.01
               149.00  149.30  0.30    9.57    X            1.0  0.31
    Composite  143.25  149.30  6.05   12.08         11.03  19.8  0.39   0.35
    TB07-31    171.20  171.50  0.30    7.27    X            1.0  0.23
    TB07-32    186.60  186.90  0.30    0.69    X            1.0  0.02
               189.00  189.70  0.70    3.02                 2.3  0.10
               189.70  190.00  0.30    0.18    X            1.0  0.01
               212.35  212.65  0.30    1.04    X            1.0  0.03
               215.65  216.00  0.35    0.03    X            1.1  0.00
               216.00  216.45  0.45   21.95                 1.5  0.71
    TB07-33     49.25   49.70  0.45   14.44    X            1.5  0.46
               196.95  197.35  0.40    0.19    X            1.3  0.01
               198.00  198.50  0.50    4.49                 1.6  0.14
               198.50  199.10  0.60    5.93                 2.0  0.19
               199.10  199.55  0.45    1.03    X            1.5  0.03
               199.85  200.15  0.30    1.56    X            1.0  0.05
               200.15  200.45  0.30    6.31                 1.0  0.20
               207.50  208.20  0.70    8.50                 2.3  0.27
               209.20  209.70  0.50   27.95                 1.6  0.90
    TB07-36    146.10  146.60  0.50    5.64                 1.6  0.18
    TB07-37     82.00   82.30  0.30    8.30    X            1.0  0.27
               147.00  148.00  1.00    1.71    X            3.3  0.05
               154.00  155.00  1.00    0.15    X            3.3  0.00
               235.90  236.90  1.00    2.87    X            3.3  0.09
               239.68  240.18  0.50    0.21    X            1.6  0.01
               252.70  253.70  1.00   Trace    X            3.3  Trace
    TB07-38     78.00   79.00  1.00    1.40    X            3.3  0.05
               149.00  150.00  1.00    0.06    X            3.3  0.00
               153.00  154.00  1.00    7.43                 3.3  0.24
               178.00  179.00  1.00    9.82    X            3.3  0.32
               274.50  275.50  1.00    0.51    X            3.3  0.02
    TB07-39     51.50   52.50  1.00    0.29    X            3.3  0.01
                63.70   64.70  1.00    0.02    X            3.3  0.00
                65.70   66.70  1.00    0.09    X            3.3  0.00
                77.70   78.70  1.00   0.055    X            3.3  0.00
               119.00  120.00  1.00    0.24    X            3.3  0.01
               214.00  215.00  1.00   Trace    X            3.3  Trace
    TB07-41    139.00  140.00  1.00    0.01    X            3.3  0.00
    TB07-44     25.00   26.00  1.00    3.21                 3.3  0.10
                30.70   31.25  0.55   32.20    X            1.8  1.04
    TB07-46     67.00   68.15  1.15    3.55    X            3.8  0.11
    -------------------------------------------------------------------------

    Note 1 - High assays cut to 34 grams
    >>
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Neil McMillan, President & Chief Executive
Officer, (306) 668-7505; Judy Stoeterau, Vice President Exploration, (306)
668-7505; Renmark Financial Communications Inc.: Neil Murray-Lyon:
nmurraylyon(at)renmarkfinancial.com; Tina Cameron: tcameron(at)renmarkfinancial.com,
(514) 939-3989, Fax: (514) 939-3717, www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 17:43e 17-JUL-07